

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 16, 2018

David J. Baum, Esq.
Alston & Bird
The Atlantic Building
950 F Street, NW
Washington, DC 20004-1404

Re: Broadstone Real Estate Access Fund, Inc., *et al.*, File No. 812-14843

Dear Mr. Baum:

By Form APP-WD filed with the Securities and Exchange Commission on July 12, 2018, you request the withdrawal of the above-captioned application that was filed under the Investment Company Act of 1940 on November 15, 2017 and amended on February 27, 2018. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Nadya Roytblat

Nadya Roytblat
Assistant Chief Counsel